Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134
October 20, 2010
BY EDGAR correspondence
Ms. Pam Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission Mail Stop 7010
100 F Fifth Street, N.E.
Washington, D.C. 20549
Re:	Avatar Holdings Inc.
Response to Staff Comments on:
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010
File No. 1-7395
Dear Ms. Long:
On behalf of Avatar Holdings Inc. (“Avatar” or “Company”), this letter responds to your letter dated September 27, 2010, relating to additional comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced filings of Avatar. The responses to the Staffs comments are numbered to relate to the corresponding, comments in your September 27th letter.
Definitive Proxy Statement on Schedule 14A
1.	We note your response to comment three in our letter dated August 31, 2010. Please describe the process you undertook to reach the conclusion that disclosure is not necessary pursuant to Item 402(as) of Regulation S-K.

Response:

As you noted, we concluded that the risks associated with our compensation practices and policies were not likely to have a material adverse effect on the Company. The process by which we made that determination was a review by Senior Management of the nature of the types and amounts of compensation received by the various classes of employees and an analysis of whether those types or amounts of compensation received by various employees were likely to increase or decrease any risk to the Company.

Ms. Pam Long
October 20, 2010

2.	We note your response to comment four in our letter dated August 31, 2010. In addition to the fact that your long-standing practice is to separate the positions of chairman and chief executive officer, please describe the reasons you determined that such leadership structure is appropriate given your specific characteristics or circumstances. Further, please disclose the extent of your board’s role in performing risk oversight and the effect such role has on its leadership structure. See Item 407(h) or Regulation S-K. Please show us supplementally what your disclosure will look like.

Response:

Avatar continues its longstanding practice of separation of the positions of Chairman of the Board and Chief Executive Officer. The Chairman of the Board has traditionally been a non-executive director who has been selected primarily because of his business experience and capabilities. For an extended period, the Chairman of the Board has been a senior principal of a substantial shareholder of Avatar. The Chief Executive Officer currently serves as a member of the Board. While Avatar has no established policy with respect to the separation of the positions of the Chairman of the Board and the Chief Executive Officer, separation has been maintained in order to attract and retain the services of an appropriate individual to serve in each such capacity as well as the successful experience with these structural arrangements. In making any future determination as to the separation of these positions, the board of directors will determine what is in the best interests of the corporation at that time.

The Board’s role with respect to risk is substantially that of oversight. Day-to-day risk management is the responsibility of Company management, overseen by the Audit Committee of the Board which meets regularly with financial, operational, legal and corporate governance management of the Company. The Audit Committee reports regularly to the full Board at meetings which are also attended by financial, operational, legal and corporate governance management.
Executive Compensation, page 13
Compensation Discussion and Analysis, page 13
Performance-based Cash and Equity Awards, page 13
3.	We note your response to comment five in our letter dated August 31, 2010. Your compensation discussion and analysis should provide investors with an understanding of your policies and decisions regarding your named executive officers’ compensation during the last fiscal year, whether or not such policies and decisions were actually made during the last fiscal year. See Instruction 2 to Item 402(b) of Regulation S-K. Therefore, please confirm that in future filings your compensation discussion and analysis will contain a discussion and analysis

Ms. Pam Long
October 20, 2010

of all of the material factors underlying the policies and decisions reflected in the data set forth in the compensation tables for the last fiscal year.

Response:

This confirms that all future filings will contain a discussion and analysis of all material factors underlying the policies and decisions reflected in the data set forth in the compensation totals for the relevant fiscal year.
Equity Compensation Plan, page 20
4.	We note your response to comment six in our letter dated August 31, 2010, and reissue this comment. Please confirm that in the future filings you will provide the information required by Instruction 6 to Item 201(d) of Regulation S-K, with respect to all of the securities remaining available for future issuance under your compensation plans as reflected in column (c) of your equity compensation plan table.

Response:

This confirms that in future filings we will provide the information required by Instruction 6 to Item 201(d) of Regulation S-K with respect to all of the securities remaining available for future issuance under our compensation plans as reflected in column (c) of our equity compensation plan table.

To evidence that disclosure, The following footnote will be inserted under column (c) in the table:
(3)	This number of securities remain available for issuance under the Amended and Restated 1997 Incentive and Capital Accumulation Plan (2005 Restatement), as amended.
     If you have any questions or would like additional information, please contact the undersigned at (305) 442-7000.

Very truly yours, AVATAR HOLDINGS INC.
By:	/s/ Randy L. Kotler
Executive Vice President, Chief Financial
Officer and Treasurer